Exhibit 99.2

August 17, 2017 SecondQuarter 2017 Earnings Call

Disclaimer The information in this presentation is provided to you by China Rapid Finance Limited (the “Company”) solely for informational purposes and is not an offer to buy or sell, or a solicitation of an offer to buy or sell, any security or instrument of the Company, or to participatein any investment activity or trading strategy, nor may it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever, in the United States or anywhere else. The information included herein was obtained from various sources, including certain third parties,and has not been independently verified. This presentation does not constitute legal, regulatory, accounting or tax advice to you. This presentation does not constituteand should not be considered as any form of financial opinion or recommendation by the Company or any other party. No representations, warranties or undertakings, express or implied, are made and no reliance should be placed on the accuracy, fairness or completeness of the information, sources or opinions presented or contained in this presentation. By viewing or accessing the information contained in this presentation, you hereby acknowledge and agree that neither the Company, nor any of its directors, officers, employees, advisers, nor any of its representatives, affiliates, associated persons or agents accepts any responsibility for or makes any representation or warranty, express or implied, with respect to the truth, accuracy, fairness, completeness or reasonableness of the information contained in, and omissions from,these materials and that that neither the Company, nor any of its directors, officers, employees, advisers, nor any of its representatives, affiliates, associated persons or agents accepts any liability whatsoever for any loss howsoever arising from any information presented or contained in these materials. The information presented or contained in this presentation is subject to change without notice and its accuracy is not guaranteed. This presentation contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include descriptions regarding the intent, belief or current expectations of the Company or its officers about the future. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors and assumptions, many of which are beyond the Company’s control. A description of risks relating to the Company appears in section “Risk Factors” of the Company‘s prospectus dated April 27, 2017 and filed with the Securities and Exchange Commission on April 28, 2017. Neither the Company,nor any of its directors, officers, employees, advisers, nor any of its representatives, affiliates, associated persons or agents has any obligation to, nor do any of them undertake to, revise or update the forward-looking statements contained in this presentation to reflect future events or circumstances. This presentation contains certain financial projections. These financial projections relate to future performance and reflect the Company’s views as at the date of this presentation and are subject to known and unknown risks, uncertainties and assumptions that may cause futureresults, performance or achievements to differ materially from those expected. The Company believes the expectations reflected in these financial projections are reasonable but no assurance can be given that these expectations will prove to be correct and these financial projections should not be relied upon. The Company cannot guarantee future results, level of activities, performance or achievements, including, but not limited to borrowing activities on its platform, including size of loans and repeat borrowing rate, borrower attrition rate, the Company’s ability to maintain its existing fee rates. Consequently, the Company makes no representation that the actual results achieved will be the same in whole or in part as those set out in thefinancial projections. 1

2 Use Technology to Fulfill the Lifetime Consumer Credit Needs of China’s Emerging Middle Class Our Mission 2

0.7 1.4 2.0 2.7 2015 2016 Mar 2017 Jun 2017 China Rapid Finance At a Glance Note: 1. Represents the cumulative number of borrowers and loans facilitated on our platform since inception as of each date presented. We chooseour borrowers We build long-term customer relationships by offering affordable credit We operate a service model matching consumer borrowers with diversified set of sophisticated investors Experience in China credit analytics over 16 years 4.7 10.7 14.7 19.8 2015 2016 Mar 2017 Jun 2017 MM MM Cum. # of Borrowers1 Cum. # of Loans13

Our Service Model Principal + Interest TransactionFee ServiceFee 0 1 0 1 0 1 1 0 1 0 1 0 1 0 1 1 0 1 0 1 0 1 0 1 1 0 1 0 1 0 1 0 0 1 1 0 1 1 0 1 Affluent HighNet Worth Family Office Institutions 2.7MM Borrowers1 13K Lenders2 1 0 1 Full Risk Transfer to Lenders Intrinsic Diversification Borrowers Lenders Online Consumer Lending Marketplace Lending Capital Note: 1. Cumulative number of borrowers as of June 30, 2017. 2. Active lenders as of June 30, 2017.4

Our Borrowers Quality EMMAswith High Lifetime Value Emerging Middle-class Mobile Active consumer $ Characteristics Quality career Growing spending Credit demand Issues No credit history No access to bank credit Price sensitive Stickiness 72% Repeat1 Targeted Prime / Near prime Affordable In Line with Prime Credit Card Responsive 10x Borrowing Per Year2 Note: 1. The number of borrowers who have borrowed more than once since our inception divided by the cumulative number of borrowers since our inception as measured as of June 30, 2017. 2. Based on the cohort of first-time consumption loan borrowers from the second quarter of 2016.5

6 Upgrade Quality Borrowers Better Credit Performance Lower Borrowing Costs More Quality EMMAs Network Effect Maximize Customer Lifetime Value $1,000 $5,000 $100 $10,000 $300 ServingLifetime Credit Needs Differentiated “Low and Grow” Business Strategy

Components of Our Business Built Over 16 Years 2001 Credit analytics for large Chinese banks; decisioningengine helped banks issue 100MM+ credit cards 2014 Launched mobile-based consumption loans Building Credit Score and Decisioning System Acquiring Borrowers at Large Scale 2010 Launched lending marketplace Testing EMMA’sCredit Behavior7 of Gross Billings were from Consumption Loans, Exceeding That from Lifestyle Loans for the First Time –An Important Milestone Second Quarter 2017 Highlights Number of Cumulative Borrowers Doubled in 1H2017 at Low CAC Number of Cumulative Loans Facilitated at An Accelerating Pace Total Gross Billings, Growing 59% YoY or 46% over 1Q2017 Total Loan Volume; Consumption Loan Volume Exceeded 2016 Full-Year 2.7 Million 20 Million $721 Million $24.5 Million 54%8

Number of Cumulative Borrowers Doubled in 1H2017 0.1 0.1 0.1 0.1 0.1 0.6 0.6 0.6 0.6 0.7 0.7 0.7 0.5 0.5 0.8 0.1 0.7 1.4 2.0 2.7 2014 2015 2016 1Q2017 2Q2017 2Q2017 New Borrowers 1Q2017 New Borrowers 2016 New Borrowers 2015 New Borrowers 2014 New Borrowers Number of Cumulative Borrowers MM Up 93% in 1H20179

10 Number of Cumulative Loans Reached 20 Million 0.1 4.7 10.7 14.7 4.0 5.1 0.1 4.7 10.7 14.7 19.8 2014 2015 2016 1Q2017 2Q2017 6.0 Number of Cumulative Loans1 Notes: 1. Number of cumulative loans facilitated is defined as the total number of loans facilitated on our marketplace as of the end of the relevant period. MM Up 85% in 1H2017 2Q2017 # of New Loans 1Q2017 # of New Loans 2016# of New Loans 2015# of New Loans

11    Consumption Loan Volume in 2Q2017 Exceeded Full Year 2016 Consumption Loan Volume1 2 349 612 106 120 405 638 2014 2015 2016 1Q2016 2Q2016 1Q2017 2Q2017 Gross Billings2 of Consumption Loans US$ MM Notes: 1. Loan volume is defined as the total principal amount of loans facilitated on our marketplace during the relevant period. 2. Gross billings on transaction and service fee is defined as transaction and service fee billed to customers, inclusive of related value added tax, before deduction of customer acquisition incentive. 0.0 5.6 9.8 1.5 1.8 6.7 13.2 2014 2015 2016 1Q2016 2Q2016 1Q2017 2Q2017 0.0% 1.5% 1.6% 1.4% 2.1% 1.5% 1.6% US$ MM As % of loanvolume 431% YoY 642% YoY

$113 $1,082 $1,323 $1,555 1 12 15 18 Number of Months on Platform Key Driver –Average EMMA Scaling 1.EMMA borrows larger loansover time 2.EMMA repeatsborrowing over time 3.Transaction fee rate increasesas EMMA low and grows Cumulative Loan Volume Per EMMA Key Unit Economics Drivers 4Q 2015 Borrower Cohort 1Q 2016 Borrower Cohort $111 $1,099 $1,340 1 12 15 18 Number of Months on Platform 9.6x 9.9x US$ … … US$12

13 Stable Growth of Lifestyle Loans Lifestyle Loan Volume1 US$ MM US$ MM 334 392 451 105 90 80 83 2014 2015 2016 1Q2016 2Q2016 1Q2017 2Q2017 18.1% 15.4% 12.9% 15.2% 13.6% 12.7% 12.6% 60.3 60.5 58.1 13.3 13.7 10.1 11.3 2014 2015 2016 1Q2016 2Q2016 1Q2017 2Q2017 As % of loanvolume Notes: 1. Loan volume is defined as the total principal amount of loans facilitated on our marketplace during the relevant period. 2. Gross billings on transaction and service fee is defined as transaction and service fee billed to customers, inclusive of related value added tax. Gross Billings2 of Lifestyle Loans

Second Quarter 2017 Financial Results 14

15    Gross Billings Grew by 46% Over 1Q 2017, Driven by Highly Scalable Consumption Loans 60.3 60.5 58.1 13.3 13.7 10.1 11.3 0.0 5.6 9.8 1.5 1.8 6.7 13.2 60.3 66.1 67.9 14.8 15.5 16.8 24.5 0 10 20 30 40 50 60 70 2014 2015 2016 1Q2016 2Q2016 1Q2017 2Q2017 Lifestyle Loan Consumption Loan US$ MM Notes: 1. Gross billings on transaction and service fee is defined as transaction and service fee billed to customers, inclusiveof related value added tax, before deduction of customer acquisition incentive. Total Gross Billings1 •Total gross billings grew 46% QoQ, and 59% YoY, driven by 642% YoY of gross billings from Consumption Loans •Milestone achieved: gross billings from Consumption Loans exceeded that from Lifestyle Loans for the first time in history 59% YoY 46% QoQ

Net Revenue Grew 45% Over 1Q 2017


Net Revenue[1]
US$ MM
57.8
56.1
55.9
13.1
13.9
10.5
15.2
45% QoQ
2014
2015
2016
1Q2016
2Q2016
1Q2017
2Q2017

- **Gross billings is one of our key KPIs**
- Net revenue is after netting off customer acquisition incentives ("CAI")[2]

Notes: 1. Net revenue is equal to transaction and service fees net of customer acquisition incentive, plus other revenue, provision for loan losses, and business related taxes and surcharges.
2. Customer acquisition incentives ("CAI") are amounts paid to investors who lend to first-time consumption loan borrowers, and help to attract higher lifetime value prescreened borrowers to the Company's marketplace.

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Gross Billings to Net Revenue Reconciliation 2Q 2017 Reconciliation US$ MM 2 Notes: 1. Total customer acquisition incentives in 2Q 2017 were $8,169 thousand, among which $8,131 thousand was deducted from Consumption Loan revenue. 2. Others include other revenue ($462 thousand), provision for loan losses ($10 thousand) and business related taxes and surcharges(-$1 thousand) in 2Q 2017. 1 •CAI associated with acquisition of 760K new borrowers in 2Q 2017 •CAI per borrower remains stableat around $11 17

Operating Expenses Showing Leverage 7.5 13.5 13.9 4.0 3.0 3.3 3.5 27.3 34.2 30.0 8.4 5.6 10.2 9.5 23.7 36.0 45.4 10.9 10.8 11.8 15.8 58.6 83.7 89.2 23.3 19.4 25.3 28.8 17.4% 11.3% 8.4% 11.0% 9.2% 5.2% 4.0% 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% 14.0% 16.0% 18.0% 20.0% 2014 2015 2016 1Q2016 2Q2016 1Q2017 2Q2017 2 General and Administrative Expenses Sales and Marketing Expenses Operating Expenses / Total Loan Volume Operating Expenses US$ MM •Operating expenses as a percentage of total loan volume decreased to 4.0% from 5.2% in the prior quarter and 9.2% in the prior year period 18

Net Loss Largely Attributable to CAI, Investment to Gain Long-term Customer Value CAI CAI CAI 0.1 (30.0) (33.3) (10.2) (5.9) (14.9) (13.5) 0.0% (4.0%) (3.1%) (4.8%) (2.8%) (3.1%) (1.9%) -40 -35 -30 -25 -20 -15 -10 -5 0 5 2014 2015 2016 1Q2016 2Q2016 1Q2017 2Q2017 Net Loss / Total Loan Volume Net Loss US$ MM •Net loss as a percentage of total loan volume decreased to 1.9% from 3.1% in the prior quarter and 2.8% in the prior year period •Proven scalability of business operationwhile continuing investmentin customer acquisition 19

20 Economics per Borrower Became More Attractive Customer Acquisition Cost Breakeven Period Shortened to 3.8 Quarters in Recent Cohort Cumulative Loan Volume Per Borrower (US$) Notes: 1. Represents breakeven volume to recover customer acquisition costs, which is based on an average transaction and service fee of 1.6% for consumption loans for 2016, and the customer acquisition cost for consumption loans on an average per borrower basis of US$17 for 2016. Borrower Lifetime Value 0 500 1,000 1,500 2,000 0 1 2 3 4 5 6 7 8 9 Number of Quarters on Platform Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 Q3 2016 Q4 2016 Q1 2017 Q4 2015 Cohort Q2 2016 Cohort Q1 2016Cohort 3.8 5.7 $1,0631 Q1 2015 Cohort Gross Billings Time Customer acquisition cost Break-even Total Gross Billings Total Cost (including overhead)

Significant Borrower Lifetime Value Notes: 1. Based on the cohort of first-time consumption loan borrowers from the fourth quarter of 2015, first and second quarters of 2016 2. USD/RMB = 6.7744 (as of 6/30/2017) 1. Borrow More 2. Borrow Repeatedly 3. Rapidly Increasing Loan Volume US$71 (1stMonth) US$172 (18thMonth) ~US$100 (1stMonth) ~US$1,555 (18thMonth) Average Consumption Loan Size Per Borrower1,2 Average Cumulative Number of Consumption Loans Per Borrower1 Average Cumulative Consumption Loan Volume Per Borrower1,2 0 4 8 12 16 1 3 5 7 9 11 13 15 17 Number of Months on Platform Q4 2015 Q1 2016 Q2 2016 50 100 150 200 250 300 1 3 5 7 9 11 13 15 17 US$ Number of Months on Platform Q4 2015 Q1 2016 Q2 2016 0 250 500 750 1,000 1,250 1,500 1,750 1 3 5 7 9 11 13 15 17 US$ Number of Months on Platform Q4 2015 Q1 2016 Q2 2016 $14621

22 Strategic Priorities 22 Business and Financial Objectives Acquire 2.5 –3.0 million new borrowers by end of 2017, achieve $110 –$120 million total gross billings in 2017: •Low and grow strategy •Sustainable growth of gross billings •Cost effective borrower acquisition, recovering CAC within 4 quarters

Appendix 23 Appendix China Rapid Finance

Historical Financials – KPIs

	As of the Year Ended Dec 31			For the Quarter of		
	2014	2015	2016	2Q2016	1Q2017	2Q2017
Number of Borrowers ('000) [(1)]	**101**	**701**	**1,420**		**1,965**	**2,725**
Number of New Borrowers of the period ('000)		600	719		545	761
Number of Loans Facilitated ('000) [(2)]	**63**	**4,632**	**6,006**	**1,125**	**4,002**	**5,091**
—Consumption Loans	0	4,594	5,968	1,118	3,996	**5,083**
—Lifestyle Loans	60	38	38	7	6	8
Loan Volume (US$ MM) [(3)]	**335.5**	**740.7**	**1,062.0**	**209.7**	**486.0**	**720.7**
—Consumption Loans	1.5	349.1	611.5	120.0	405.6	**637.5**
—Lifestyle Loans	334.0	391.6	450.5	89.7	80.4	83.2
Gross Billings on Transaction and Service Fee (US$ MM) [(4)]	**60.3**	**66.0**	**67.9**	**15.5**	**16.8**	**24.5**
—Consumption Loans	0.0	5.6	9.8	1.8	6.7	13.2
—Lifestyle Loans	60.3	60.5	58.1	13.7	10.1	11.3
Customer Acquisition Incentive (US$ MM)	**0.0**	**(7.1)**	**(9.0)**	**(0.6)**	**(6.2)**	**(8.2)**
Net Revenue (US$ MM)	**57.8**	**56.1**	**55.9**	**13.9**	**10.5**	**15.2**
Net Profit (Loss) (US$ MM)	**0.1**	**(30.0)**	**(33.4)**	**(5.9)**	**(14.9)**	**(13.5)**

Note: 1. Number of borrowers is defined as the total number of unique borrowers on XRF's marketplace since XRF's inception as measured as of the relevant date
2. Number of loans facilitated is defined as the total number of loans facilitated on XRF's marketplace during the relevant period
3. Loan volume is defined as the total principal amount of loans facilitated on XRF's marketplace during the relevant period
4. Gross billings on transaction and service fee is defined as transaction and service fee billed to customers, inclusive of related value added tax, before deduction of customer acquisition incentive

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Historical Financials – Income Statement

(US$000)	For the Year Ended Dec 31 2014	Dec 31 2015	Dec 31 2016	For the Three Months Ended June 30, 2016	March 31, 2017	June 30, 2017
Revenue:	**61,308**	**63,481**	**56,983**	**13,971**	**10,455**	**15,153**
Transaction and service fees (net of customer acquisition incentive)	60,281	62,535	55,891	13,717	10,416	14,691
Other revenue	1,027	946	1,092	254	39	462
Provision for loan losses	(580)	(3,924)	-	1	1	10
Business related taxes and surcharges	(2,960)	(3,424)	(1,122)	(46)	(5)	(1)
Net Revenue	**57,768**	**56,133**	**55,861**	**13,926**	**10,451**	**15,162**
Total operating expenses	**(58,551)**	**(83,696)**	**(89,215)**	**(19,433)**	**(25,281)**	**(28,801)**
Servicing expenses	(7,465)	(13,484)	(13,889)	(3,040)	(3,314)	(3,476)
Sales and marketing expenses	(27,347)	(34,182)	(29,954)	(5,599)	(10,216)	(9,522)
General and administrative expenses	(23,739)	(36,030)	(45,372)	(10,794)	(11,751)	(15,803)
Other income (expense), net	1,267	(2,456)	(9)	(440)	(23)	149
Loss before income tax expense	484	(30,019)	(33,363)	(5,947)	(14,853)	(13,490)
Income tax expense	(353)	(7)	(3)	-	-	(28)
Net loss	**131**	**(30,026)**	**(33,366)**	**(5,947)**	**(14,853)**	**(13,518)**
Accretion on Series A convertible redeemable preferred shares to redemption value	(288)	(288)	(288)	(72)	(72)	(24)
Accretion on Series B convertible redeemable preferred shares to redemption value	(1,621)	(1,621)	(1,621)	(405)	(405)	(135)
Accretion on Series C convertible redeemable preferred shares to redemption value	-	(1,292)	(4,468)	(921)	(1,579)	(653)
Deemed dividend to series C shareholder from its modification	-	-	(635)	-	-	(82,034)
Net loss attributable to ordinary shareholders	**(1,778)**	**(33,227)**	**(40,378)**	**(7,345)**	**(16,909)**	**(96,364)**
Weighted average number of ordinary shares used in computing net loss per share						
Basic	16,084,124	16,232,433	16,437,946	16,483,934	16,798,776	50,013,189
Diluted	16,084,124	16,232,433	16,437,946	16,483,934	16,798,776	50,013,189
Loss per share attributable to ordinary shareholders						
Basic	(0.11)	(2.05)	(2.46)	(0.45)	(1.01)	(1.93)
Diluted	(0.11)	(2.05)	(2.46)	(0.45)	(1.01)	(1.93)

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Historical Financials –Balance Sheet(US$000)201520162Q20161Q20172Q2017Cash and Cash Equivalents25,045 18,983 5,939 24,524 74,517 Restricted Cash11,890 12,685 8,841 11,321 17,372 Total Assets68,272 58,468 42,932 64,145 117,685 Total Liabilities44,907 44,460 34,751 45,211 51,547 Safeguard Program Payable18,555 19,511 14,794 17,248 16,139 Total Mezzanine Equity84,950 116,218 87,947 137,221—Total Shareholders’ (Deficit) Equity(61,585) (102,210) (79,766) (118,287) 66,138 For the Quarter ofAs of the Year Ended Dec 3126

China Rapid Finance